SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

GOLD KIST INC.

(Name of Subject Company)

GOLD KIST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

John Bekkers

Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E. Atlanta, GA 30346

Telephone: (770) 393-5000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Dennis O. Garris W. Scott Ortwein Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation statement on Schedule 14D-9 relates to a tender offer by Protein Acquisition Corporation, a Delaware corporation (“Pilgrim Sub”) and a wholly owned subsidiary of Pilgrim’s Pride Corporation, a Delaware corporation (“Pilgrim’s Pride” and, together with Pilgrim Sub, “Pilgrim”), to purchase all outstanding shares of common stock, par value $.01 per share (the “Common Stock”) of Gold Kist Inc. (“Gold Kist” or the “Company”) and the related Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement dated July 9, 2004, by and between Gold Kist and Computershare Investor Services, LLC, as successor rights agent to SunTrust Bank (the “Rights Agreement”).

Item 1. Subject Company Information.

The name of the subject company is Gold Kist Inc. The address and telephone number of its principal executive offices is 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, (770) 393-5000.

The title of the class of equity securities to which this Schedule 14D-9 relates is Gold Kist’s common stock, par value $0.01 per share, and the Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement (the “Rights”). As of August 9, 2006, there were 51,036,806 shares outstanding, with an additional 4,000,000 shares reserved for issuance under Gold Kist’s equity compensation plan. As of October 11, 2006, 1,758,045 shares are issuable upon or otherwise deliverable in connection with the settlement of outstanding stock appreciation rights and stock performance units issued pursuant to Gold Kist’s equity compensation plan.

Item 2. Identity and Background of Filing Person.

This Schedule 14D-9 is being filed by Gold Kist. Gold Kist’s business address and telephone number are set forth in Item 1 above. The Company’s website address is www.goldkist.com. The information on the Company’s website should not be considered part of this statement.

This Schedule 14D-9 relates to the tender offer by Pilgrim pursuant to which Pilgrim has offered to purchase all outstanding shares of Common Stock and the Rights at a cash purchase price of $20.00 per share (the “Offer to Purchase”). The Offer to Purchase will expire on October 27, 2006, or such other date to which the offer may be extended. The tender offer is on the terms and subject to the conditions described in the Offer to Purchase, Letter of Transmittal and the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Pilgrim with the Securities and Exchange Commission (the “SEC”) on September 29, 2006. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to the Schedule TO, the business address and telephone number of Pilgrim is 4845 U.S. Highway 271 N. Pittsburg, Texas, 75686, (903) 434-1000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in the excerpts from the Company’s definitive proxy statement, dated December 14, 2005 (the “2006 Proxy Statement”), filed as Exhibit (a)(3) to this Schedule 14D-9, there are no agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (a) the Company or its executive officers, directors or affiliates or (b) Pilgrim or its respective executive officers, directors or affiliates. The excerpts filed as Exhibit (a)(3) to this Schedule 14D-9 are incorporated herein by reference and include the information in the following sections of the 2006 Proxy Statement: Executive Compensation, Principal Stockholders, and Certain Relationships and Related Transactions.

According to the Schedule TO, as of September 29, 2006, Pilgrim’s Chief Executive Officer, O.B. Goolsby, Jr., owned 2,990 shares of Gold Kist Common Stock. On September 19, 2006, Mr. Goolsby contributed 10 shares to Pilgrim, which according to the Schedule TO, Pilgrim owned on September 29, 2006.

Any information incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Employment Agreements, Change in Control Agreements

Gold Kist has employment agreements with John Bekkers—President and Chief Executive Officer and Michael Stimpert—Senior Vice President, Planning and Administration. William T. Andersen—Vice President, Sales and Marketing, Donald W. Mabe—Vice President, Operations and Stephen O. West—Vice President and Chief Financial Officer are each a party to a change-in-control agreement with Gold Kist. For a description of such employment agreements and change-in-control agreements, please see the Executive Compensation section of the 2006 Proxy Statement filed as Exhibit (a)(3) hereto.

Item 4. The Solicitation or Recommendation.

Solicitation/Recommendation

After careful consideration, including a thorough review of the Offer with independent financial and legal advisors, the Board of Directors unanimously recommends that Gold Kist stockholders reject the Offer and not tender their Common Stock in the Offer. The Board of Directors of Gold Kist believes that the Offer is inadequate and not in the best interests of Gold Kist or its stockholders. The factors relied upon by the Board of Directors in making its recommendation are described in greater detail below.

A form of letter to the Company’s stockholders and a press release communicating the recommendation of the Board of Directors are filed as Exhibits (a)(2) and (a)(1) hereto, respectively, and are incorporated herein by this reference.

Background

Prior to the conversion of Gold Kist from a cooperative marketing association to a corporation and the simultaneous initial public offering in 2004, Pilgrim expressed its desire to acquire Gold Kist on several occasions. Following each of these proposals in 2004, the Board reviewed the offers with its financial and legal advisors. In response to each of Pilgrim’s unsolicited proposals, the Board of Directors of Gold Kist determined that the offers were inadequate and that it would be in the best interests of its equity holders for the Company to execute its strategic plan and to remain an independent company rather than accept any of Pilgrim’s proposals.

During 2006, Pilgrim has made repeated opportunistic offers to acquire Gold Kist. After receiving each proposal, the Board of Directors reviewed each offer and determined that such offer did not reflect the strategic value of the Company and that the best way for the Board to maximize stockholder value would be to execute the Company’s strategic plan, as described below.

While the chicken industry was in a severe trough period, on February 23, 2006, Pilgrim sent a letter to Mr. Bekkers, expressing Pilgrim’s interest in acquiring Gold Kist. The letter, together with an accompanying nonbinding term sheet, proposed that Pilgrim acquire all of the outstanding Common Stock for $17.50 per share in a combination of cash and up to 25% of the consideration in Pilgrim’s common stock.

On both March 1 and March 10, 2006, Gold Kist’s Board of Directors met with its legal counsel and its financial advisor, Merrill Lynch & Co. (“Merrill Lynch”), to consider Pilgrim’s proposal. Merrill Lynch was the Company’s financial advisor in connection with its conversion and lead managing underwriter for its initial public offering and has since been engaged to assist the Company in considering certain strategic acquisitions as part of the Company’s long-term strategic plan and in the evaluation of Pilgrim’s proposals. In addition to presentations made by Gold Kist’s legal and financial advisors regarding the proposal, the Board of Directors also received a presentation from Gold Kist management regarding current market conditions and the Company’s strategic plan. The Board of Directors determined that Pilgrim’s proposal was inadequate and determined that the Company could deliver greater stockholder value by remaining independent and continuing to pursue its long-term strategy. Gold Kist declined Pilgrim’s proposal in a March 13, 2006 letter from Mr. Bekkers.

On May 12, 2006, Pilgrim revised its previous proposal, this time proposing to acquire all of the outstanding Common Stock for $18.00 per share consisting of either 100% in cash or, at the Company’s option, up to 40%-45% in Pilgrim’s common stock.

On May 17, 2006, the Board met to review Pilgrim’s revised proposal. The Board of Directors also received a presentation from Gold Kist management regarding current market conditions and the execution of the strategic plan. The Board then determined that the $18.00 per share proposal did not reflect the Company’s longer-term value and that Gold Kist could deliver greater stockholder value by remaining independent and continuing to pursue its long-term strategy. On May 25, 2006, Mr. Bekkers wrote to Pilgrim declining Pilgrim’s May 12 proposal and reiterating that Gold Kist’s Board of Directors had determined that the offer was inadequate and that Gold Kist could deliver greater stockholder value by executing its long-term strategic plan.

In addition to Pilgrim’s various letters, at industry meetings in February, April, and June 2006 attended by Mr. Bekkers, Lonnie “Bo” Pilgrim, Chairman of Pilgrim, and other industry executives, Mr. Pilgrim reiterated his desire to acquire the Company on the terms set forth in his various letters to the Company, which are described herein. Each time, Mr. Bekkers responded that he respected Pilgrim’s right to make offers to Gold Kist and that Gold Kist would carefully consider any offer with the help of its advisors. Additionally, Mr. Bekkers informed Mr. Pilgrim that he believed Gold Kist’s strategic plan was creating value for its stockholders. At the meeting in April, Mr. Pilgrim suggested that Mr. Bekkers could be paid $1 million, after tax, per year for five years if a merger were completed. Mr. Bekkers declined to discuss Mr. Pilgrim’s offer of compensation and terminated the conversation. After each meeting with Mr. Pilgrim, Mr. Bekkers gave a full report to the Gold Kist Board of all items discussed.

On June 26, 2006, as the industry conditions improved and Gold Kist continued to execute on its strategic plan, including the expansion of its value-added and further processed products and the expansion of Gold Kist facilities related to these products, Pilgrim sent a further revised offer to Gold Kist proposing to acquire all of the outstanding Common Stock for $20.00 per share consisting of either 100% cash or, at the Company’s option, up to 40%- 45% in Pilgrim common stock. In this letter, Pilgrim requested a meeting to discuss a potential transaction. Pilgrim also threatened that if Gold Kist’s Board of Directors rejected the proposal, Pilgrim would commence a tender offer for Gold Kist’s Common Stock, but did not state at what price such tender offer would be.

On July 10, 2006, Gold Kist’s Board of Directors met with its legal and financial advisors to consider the revised proposal from Pilgrim. The Board of Directors also received a presentation from Gold Kist management regarding current market conditions and the execution of the strategic plan, including the expansion of Gold Kist facilities. The Board of Directors determined Pilgrim’s offer was inadequate and that Gold Kist could deliver greater stockholder value by executing its long-term strategic plan. Although the threat of a hostile tender offer made the Board of Directors question Pilgrim’s sincerity about effectuating a negotiated transaction, the Board of Directors instructed Mr. Bekkers and a group of independent directors to meet with Pilgrim to explore the proposal and determine Pilgrim’s willingness to increase the price contained in its proposal.

On July 25, 2006, Gold Kist invited representatives of Pilgrim to meet with representatives of Gold Kist’s Board of Directors at the offices of Gold Kist’s outside legal counsel in Atlanta, Georgia. Present on behalf of Pilgrim were Mr. Pilgrim, Clifford Butler, Vice-Chairman of Pilgrim’s Board of Directors, O.B. Goolsby, Jr., Pilgrim’s Chief Executive Officer, and Richard A. Cogdill, Pilgrim’s Chief Financial Officer. Mr. Bekkers and independent board members, A.D. Frazier, Jr., Chairman of the Board of Directors, R. Randolph Devening and W. Wayne Woody, attended on behalf of the Company. At this meeting, Gold Kist informed Pilgrim that its Board of Directors believed that continuing to execute Gold Kist’s long-term strategy would provide greater value for Gold Kist’s stockholders as the industry was emerging from its down-cycle. Gold Kist also stated that Pilgrim’s proposal was inadequate, did not reflect the recent market turn-around and did not reflect all of the potential synergies available in a business combination between Gold Kist and Pilgrim. Pilgrim said that it would consider increasing the value of its offer if the results of due diligence indicated that synergies from a combination exceeded $50 million. Although Gold Kist did not agree with Pilgrim’s premise for price discussions, Gold Kist did express its willingness to exchange strategic, competitively sensitive information with Pilgrim (even though Pilgrim had already threatened a hostile takeover) so long as the companies entered into an appropriate confidentiality agreement. In light of the fact that Pilgrim is a significant competitor of the Company and that Pilgrim had threatened a hostile takeover, Gold Kist believed that it would be appropriate for this confidentiality agreement to include a customary standstill provision, whereby Pilgrim would agree not to take any hostile actions to acquire Gold Kist for some period of time in exchange for Gold Kist’s agreement to provide Pilgrim strategic, competitively sensitive information.

On August 11, 2006, Pilgrim reaffirmed, by letter, its desire to acquire Gold Kist at $20.00 per share. Pilgrim also stated in its letter that if the exchange of information resulted in additional synergies in excess of the $50 million it would “entertain sharing this additional value with Gold Kist stockholders.” It also delivered to Gold Kist a one-sided confidentiality agreement, which contained an exclusive negotiating provision and an unreasonably short 30-day mutual standstill arrangement.

The Board of Directors met on August 15, 2006 with its legal and financial advisors to discuss the August 11 correspondence from Pilgrim. The Board authorized Mr. Bekkers to contact Pilgrim and discuss certain aspects of Pilgrim’s proposal.

On August 17, 2006, Mr. Bekkers contacted both Mr. Pilgrim and Mr. Goolsby and reiterated Gold Kist’s willingness to begin the exchange of information to identify synergies that would cause Pilgrim to increase its proposal, assuming an agreement could be reached on an appropriate confidentiality agreement. Mr. Bekkers informed Messrs. Pilgrim and Goolsby that the Company intended to send to Pilgrim, by early the week of August 21st, a confidentiality agreement. Both Messrs. Pilgrim and Goolsby acknowledged this approach and informed Mr. Bekkers that they looked forward to further discussions with Gold Kist.

The next afternoon, much to the surprise of Gold Kist, Mr. Goolsby called Mr. Bekkers and informed Mr. Bekkers that Pilgrim was no longer willing to proceed as discussed the day before but rather that Pilgrim would make public proposals to attempt to take control of the Board of Directors of Gold Kist.

A few hours later, on August 18, 2006, despite Gold Kist’s expressions of willingness to exchange information with Pilgrim and engage in discussions on a confidential basis, Pilgrim publicly announced its proposal to purchase all of the outstanding shares of Common Stock for $20.00 per share. That same day, Mr. Goolsby also delivered a Notice of Stockholder Proposals and Director Nominations (the “Notice”) to the Company. The proposals contained in the Notice seek to designate Mr. Goolsby as the presiding officer at Gold Kist’s 2007 annual meeting, to increase the number of members of the Board of Directors of Gold Kist from 9 to 15, to fill the newly-created directorships resulting from such increase with officers of Pilgrim and to elect Pilgrim officers to the three director positions with terms scheduled to expire at Gold Kist’s 2007 annual meeting of stockholders.

The Board of Directors of Gold Kist met on August 20, 2006 with its legal and financial advisors to consider the actions taken by Pilgrim. The Board formed a committee of directors comprised of Messrs. Bekkers, Devening, Frazier, and Woody. Mr. Devening was appointed Chairman of this committee. The Board of Directors charged the committee with evaluating Gold Kist’s strategic plans and potential alternatives to maximize stockholder value, including evaluating and assessing the terms of Pilgrim’s public proposal on August 18, 2006.

On August 21, 2006, in response to Pilgrim’s unsolicited offer, the Gold Kist Board released the following statement:

The Gold Kist Board strongly believes in the Company’s ability to successfully execute our long-term strategic plan to provide significant value to our stockholders. With our strong financial position and efficient operations, we believe that we performed competitively with our peers in the recent downturn. We are confident in our previously-stated strategy to expand our private label and value-added businesses, to improve our operating efficiencies and to be an industry consolidator. This strategy, along with our experienced management, our strong customer and supplier relationships and our dedicated employees position us very well to capitalize on rapidly improving market conditions.

Since February 2006, while the poultry markets and our stock price have been depressed, Pilgrim’s has made two opportunistic proposals to acquire the Company. After careful consideration by our Board of Directors and with the advice of our outside legal counsel and our financial advisor, these proposals were rejected. In June, Pilgrim’s made an additional proposal to the Board of Directors. Although this proposal was unacceptable as presented to the Board and we have great confidence in our strategy as an independent company, our Board always considers opportunities to maximize stockholder value. To this end, in July we met with Pilgrim’s to explore their unsolicited proposal and have expressed our willingness to consider limited reciprocal due diligence subject to an appropriate confidentiality agreement. We were therefore surprised and disappointed that Pilgrim’s chose to make public its unsolicited proposal at this time.

The Board plans to carefully examine this proposal and has designated a committee to consider our strategic plans and potential alternatives to maximize stockholder value. Our Board and management will continue to faithfully discharge our duties to our stockholders and other stakeholders.

On August 21 and 25, 2006, the committee met with the Company’s legal and financial advisors to discuss and evaluate the progress that the committee and its advisors were making with respect to the evaluation of Pilgrim’s proposal and the evaluation of the strategic plan and other potential alternatives to maximize stockholder value.

On August 28, 2006, the committee met with the Company’s legal and financial advisors to discuss and evaluate the progress that the committee and its advisors were making with respect to the evaluation of Pilgrim’s proposal and the exploration of other strategic alternatives that would maximize stockholder value. The committee also discussed the Board’s response to Pilgrim’s proposal.

On August 28, 2006, Mr. Frazier wrote the following letter to Mr. Pilgrim:

I received your letters dated August 11 and August 18 and have reviewed your public statements relating to your proposal to acquire Gold Kist. I have also asked our advisors to consider your proposals. As you know from our discussions last month, I strongly believe in Gold Kist’s long-term strategic plan and in the ability of our management and our employees to successfully execute on that plan to provide significant value to our stockholders. I was dismayed to see that you publicized your efforts to negotiate your proposal with our Board just one day after our CEO, John Bekkers, spoke directly with both you and your CEO, O.B. Goolsby, Jr., and made clear to both of you that, as a result of your expressed willingness to increase your proposal, our Board was willing to discuss your proposal with you under the terms of an appropriate confidentiality agreement.

I am frustrated by your publicity efforts which cause me to question whether you ever intended to increase your proposal or enter into good-faith confidential discussions. Your publicity efforts are clearly intended to disrupt our operations and are not in the best interests of our stockholders, customers, producers or employees. We are prepared to talk with you about your expressed willingness to increase your proposal and to exchange mutual limited due diligence materials when we get your commitment to have these discussions confidentially and not in the public marketplace.

Once we have received your commitment to proceed in this manner, we will provide you with an appropriate confidentiality agreement that we are prepared to sign. Your response should be directed to John Bekkers and me.

On August 29, 2006, the Board of Directors met and formally constituted a committee (the “Special Committee”) to include only independent directors, Messrs. Devening, Frazier and Woody. Mr. Devening was appointed the Chairman of the Special Committee. Also at this meeting, the Board expanded the authority of the Special Committee to (i) consider, negotiate and evaluate the strategic alternatives of the Company, including any potential strategic transaction involving the Company, (ii) recommend to the full Board of Directors for its consideration the advisability of any strategic actions, including entering into any strategic transaction, (iii) report to the Board of Directors any recommendations that the Special Committee has reached and any actions that the Special Committee has taken and (iv) engage such consultants, financial advisors, counsel and other advisors to the Company and the Special Committee as the Special Committee determines to be necessary or advisable in carrying out such purposes.

On August 29, upon the recommendation of the Special Committee, the Board of Directors determined that the Company should retain an additional financial advisor to assist the Board of Directors in its review of strategic plans and potential alternatives to maximize stockholder value, and after interviewing several financial advisors, retained Gleacher Partners LLC (“Gleacher”) in that regard, based in part on Gleacher’s experience with transactions in the poultry industry.

On August 30, 2006, Pilgrim wrote to Gold Kist and stated that it was still interested in engaging in confidential discussions with the Company for a short period of time as long as it believed that the parties were making satisfactory progress in negotiating an acceptable confidentiality agreement and otherwise working toward a mutually agreeable transaction. Pilgrim’s stated goal was to sign a confidentiality agreement, conduct due diligence, negotiate a definitive agreement and announce a strategic combination with Gold Kist by the end of September 2006.

On August 31, 2006, the Special Committee met with the Company’s legal and financial advisors to discuss strategic alternatives and the status of Pilgrim’s proposal.

On September 1, 2006, Merrill Lynch, one of Gold Kist’s financial advisors, received an information request list from Legacy Partners Group LLC, one of Pilgrim’s financial advisors, which reflected the information that Pilgrim desired to review upon the execution of a confidentiality agreement. Gold Kist began to review the request and collect the information in order to be prepared to exchange information once an appropriate confidentiality agreement was executed.

On September 5, 2006, Gold Kist provided Pilgrim with a standard form confidentiality agreement for its execution. Pilgrim objected to many of the customary provisions in this standard confidentiality agreement, including standstill provisions that would have required Pilgrim to cease its hostile activities and agree not to pursue further hostile activities for a reasonable period of time, in exchange for Gold Kist’s agreement to provide Pilgrim with competitively sensitive information about Gold Kist.

On September 8, 2006, the Special Committee met with the Company’s legal and financial advisors to discuss and evaluate the progress that the Special Committee and its advisors were making with respect to the Pilgrim’s proposal and the negotiation of a confidentiality agreement with Pilgrim. The Special Committee and its advisors also discussed the status of potential strategic alternatives that would maximize stockholder value.

The Board of Directors of Gold Kist believed that the confidentiality agreement it proposed was appropriate and necessary under the circumstances to enable it to proceed with productive discussions and due diligence with Pilgrim and to protect the best interests of Gold Kist and its stockholders. Gold Kist is particularly sensitive to these issues because Pilgrim is a significant competitor of Gold Kist and has continued to engage in hostile tactics attempting to disrupt the Company’s business operations and strong relationships with its stockholders, customers, employees, producers and other stakeholders.

Pilgrim rejected many customary provisions of the confidentiality agreement proposed by Gold Kist. Despite Pilgrim’s unreasonable stance, Gold Kist, through its legal counsel, continued to negotiate with Pilgrim through Pilgrim’s legal counsel, appropriate terms under which it could prudently proceed with confidential discussions regarding Pilgrim’s proposal. Gold Kist had previously informed Pilgrim that Gold Kist was unwilling to negotiate in the public marketplace.

On September 17, 2006, the Special Committee met with the Company’s legal and financial advisors to discuss and evaluate the progress that the Special Committee and its advisors were making with respect to Pilgrim’s proposal and the negotiation of a confidentiality agreement with Pilgrim. The Special Committee and the Company’s advisors also continued their discussion of the exploration of other strategic alternatives that would maximize stockholder value.

On September 20, 2006, the Board of Directors met to receive an update from the Special Committee on its discussions with Pilgrim regarding the confidentiality agreement and the review of strategic alternatives. Also at this meeting, the full Board set the compensation for the members of the Special Committee.

On September 21, 2006, the Board of Directors received a letter from Pilgrim dated September 20, 2006 in which Mr. Goolsby complained that Gold Kist continued to insist on certain standard, customary provisions designed to protect Gold Kist stockholders in the confidentiality agreement and that Gold Kist had not addressed Pilgrim’s information request. Gold Kist responded to the letter, through the parties’ legal counsel, by stating that it would not provide highly confidential, competitively sensitive information to a key competitor that was engaged in hostile takeover actions without appropriate assurances that Pilgrim would preserve the confidentiality of the information provided. Gold Kist also made clear that it was preparing responses to the information request list and would begin to provide information to Pilgrim when an appropriate confidentiality agreement had been signed.

On September 27, 2006, after continued and on-going discussions between legal counsel for Pilgrim and legal counsel for Gold Kist, Gold Kist’s legal counsel delivered to Pilgrim another revised draft of the confidentiality agreement. This revised draft removed nearly all of the provisions that Pilgrim found unacceptable, including the standstill provision. The Special Committee decided to forego the standstill provision in an effort to engage Pilgrim in productive non-public discussions with a view towards Pilgrim increasing its proposal to provide greater value to Gold Kist stockholders. Additionally, Gold Kist, through its legal counsel, attempted to schedule a meeting between the parties to discuss Pilgrim’s information request list and to begin the process of sharing confidential information.

On September 28, 2006, despite the fact that Gold Kist agreed to nearly all of Pilgrim’s demands regarding the confidentiality agreement and was prepared to exchange information, Pilgrim announced its hostile tender offer and formally commenced the Offer on September 29, 2006. This was the second time within two months that, after the Company believed it made significant progress with Pilgrim in moving forward and addressing the confidentiality agreement, Pilgrim took affirmative steps to disrupt negotiations and the exchange of information—information which Pilgrim claimed it needed to raise its offer.

On September 28, 2006, Gold Kist requested that its stockholders take no action in response to the Offer and informed its stockholders that Gold Kist’s Board of Directors would make a recommendation regarding the Offer no later than October 12, 2006.

On September 28 and October 2 and 3, 2006, the Special Committee met with its legal and financial advisors to discuss the Offer and other strategic alternatives that the Company is considering.

On October 6, 2006, the Gold Kist Board of Directors met to make its determination with respect to the Offer. At the meeting the Board received presentations from Merrill Lynch, Gleacher and its legal counsel regarding the Offer. After discussions among the Board members and upon the recommendation of the Special Committee, the Board of Directors determined that the Offer is inadequate and not in the best interests of its stockholders. In this regard, the Board determined to recommend to its stockholders that the Offer be rejected.

On October 12, 2006, Gold Kist filed a lawsuit in the United States District Court for the Northern District of Georgia seeking to enjoin Pilgrim from proceeding with its proposed solicitation of Gold Kist stockholders to add its own officers to the Board of Directors of Gold Kist and seeking to enjoin Pilgrim from continuing to violate the federal securities laws. The lawsuit alleges that Pilgrim’s attempt to add nine of its own officers to the Board of Directors of Gold Kist would, if successful, violate Section 8 of the Clayton Act, which prohibits officers and directors of companies of a certain size from sitting on the Board of Directors of a competitor. The lawsuit also alleges violations of the SEC’s proxy and tender offer rules by Pilgrim for failing to disclose to Gold Kist stockholders that the election of the Pilgrim nominees would violate the Clayton Act. A copy of the complaint has been filed as Exhibit (a)(4). Although the litigation is ongoing, the Board of Directors of Gold Kist will continue to examine all strategic alternatives to maximize stockholder value and is currently evaluating expressions of interest and potential transactions regarding the Company.

Reasons for the Recommendation of the Board

In reaching the conclusions and in making the recommendation described above, the Board of Directors and the Special Committee consulted with the Company’s management and the Company’s financial and legal advisors, and took into account numerous factors, including but not limited to the following:

•	The Offer does not fully reflect the stand-alone value of Gold Kist, including its strong market position and its future growth prospects.

•	The Board believes Gold Kist has effectively positioned itself to take advantage of attractive growth opportunities in key markets, particularly post-2006.

•	The Board also believes that Pilgrim recognizes the attractiveness of Gold Kist’s current market positioning and post-2006 growth prospects and has opportunistically timed the Offer to acquire Gold Kist before these factors are fully reflected in Gold Kist’s stock price.

•	The Board believes the Company will be successful in achieving growth through the continuation of several key strategies, including increased further-processed and value-added capacity and sales; acquisition/alliance efforts; additional retail product offerings; product and packaging innovation; growth with key customers whose sales are expanding faster than their peers; growth in the private label segment which is one of the Company’s strengths; expansion and diversification of destinations and customers in export markets; operational upgrades; innovative and profitable use of by-products; and the growth of Gold Kist’s new all natural/antibiotic free/air chilled products.

•	Gold Kist also invested significantly in 2005 and 2006 in opening or expanding facilities to provide additional value-added products which should lead to margin expansion and improved operating results.

•	The Offer is timed to take advantage of a low cycle in the chicken industry.

•	Pilgrim made its proposals at a time when Gold Kist’s stock price was temporarily depressed following a recent cyclical down-turn in the industry and the heightened concern surrounding the outbreak of avian influenza.

•	The Board believes that the unsolicited offer by Pilgrim is an attempt to take advantage of recent, short-term relative undervaluation of Gold Kist’s expected operating performance in the 2007-2008 period.

•	Gold Kist performed comparatively well in the recent down-cycle in the industry and is poised to benefit from potential expansion of financial multiples.

•	During the first three quarters of fiscal 2006, chicken prices and sales of the Company’s products declined due to excess supplies and consumer concerns, particularly in export markets, regarding avian influenza. Chicken prices had begun to recover over the past quarter with declining inventories and a return to industry profitability. Although prices have declined in recent weeks, Gold Kist believes that this is a result of normal, seasonal fluctuations in chicken sales and an oversupply of white meat. Export prices for dark meat leg quarters have declined from recent highs because of concern that Russia may not fully honor its agreement to import chicken from the United States. It is Gold Kist’s belief that the industry will continue to show restraint regarding production levels, that avian influenza is unlikely to be an issue in the United States, and that buying patterns will return to more normal levels. In addition, Gold Kist believes that Russia will honor all previous agreements. As a result, the Company believes that the outlook for chicken prices and the Company’s performance should be positive in fiscal 2007.

•	The Offer values Gold Kist at a price below recent trading levels. Since the August 18 announcement by Pilgrim, the shares of Common Stock have traded in substantial volumes at prices above the $20 per share Offer price. On October 11, 2006, the closing price on Nasdaq was $20.75. Since Pilgrim’s August 18 public proposal through October 10, 2006, stock prices for comparable pure-play poultry companies have traded up approximately 18.5%.

•	The Board of Directors has continuously evaluated Gold Kist’s strategic plan and its performance under the plan and affirmed its belief that the strategic plan will yield greater stockholder value than the Offer. A detailed discussion of Gold Kist’s Value-Enhancing Strategic Plan can be found on page 12 of this Schedule 14D-9.

•	The Board of Directors took into account the recent historical financial condition and recent results of operations of Gold Kist as well as the risks involved in achieving its strategy, prospects and objectives. In particular, the Board noted the strong balance sheet and borrowing capacity that the Company has to assist it in achieving its acquisition goals and withstanding market downturns.

•	The Board of Directors believes that market conditions in the industry will continue to improve. The combination of export market recovery due to abating avian influenza concerns and global economic growth, in addition to industry production cut backs, should lead to continued margin recovery.

•	The Board of Directors believes that the current management and Board structure of Gold Kist is built upon sound corporate governance principles, which include an independent chairman and the absence of a controlling stockholder. Additionally, unlike Pilgrim, which Mr. Pilgrim’s family controls through common stock that gives them voting power far in excess of their economic interest, Gold Kist’s stock is one-share, one-vote. This allows Gold Kist’s stockholders to have voting rights in the Company that are proportional to their economic interests. The Board also believes that the current management and Board of Directors are uniquely situated to execute Gold Kist’s long-term plan, thereby delivering maximum value to the Gold Kist stockholders. Gold Kist’s management consists of poultry industry professionals with an average of 20 years of service with the Company. Gold Kist’s executives are recognized as industry leaders. The Board of Directors includes a diverse group of respected business executives, a distinguished professor of business administration and three leading poultry growers who served on the Board of Gold Kist when it was a cooperative, two of whom previously served as Chairman of the Board.

•	The Board is committed to continuing to explore alternatives to maximize stockholder value that could deliver higher value than the Offer. Gold Kist’s Board has formed a Special Committee to explore strategic alternatives to seek to maximize value for the Company’s stockholders, including various acquisitions and business combinations. The Board is concerned that tendering shares into the Offer before the Board, the Special Committee and their advisors have had the opportunity to fully explore alternatives to the Offer could interfere with the ability of the Board to identify and effect an alternative that is financially superior to the Offer. As part of the Board of Directors’ review of strategic alternatives to maximize stockholder value, the Special Committee is engaged in preliminary discussions with certain parties in this regard.

•	The election of Pilgrim’s nominees to the Board, upon which the Offer is conditioned, would violate Section 8 of the Clayton Act. Further, it would violate Gold Kist’s policies requiring an independent board and would violate Nasdaq listing requirements mandating that Gold Kist have a majority of independent directors.

•	The Offer is subject to many conditions, which results in significant uncertainty that the Offer will be consummated. Specifically, the Offer is subject to the following material conditions:

•	Election of Pilgrim Nominees on the Board of Directors. Pilgrim’s nominees or nominees acceptable to Pilgrim must be elected to Gold Kist’s Board of Directors. As discussed in the section entitled “Litigation Matters” under Item 8. Gold Kist believes that the election of Pilgrim’s nominees to the Gold Kist Board would violate Section 8 of the Clayton Act. Further, under Gold Kist’s by-laws and Delaware law, Gold Kist believes Pilgrim is prohibited from proposing an alternative slate of nominees for Gold Kist’s 2007 annual meeting. Gold Kist has asked a federal court to enjoin Pilgrim from soliciting proxies in favor of its nominees.

•	Pilgrim Must Borrow Funds to Consummate the Offer. In order to consummate the Offer, Pilgrim will have to borrow significant funds and must have financing available to it prior to purchasing any Common Stock. Pilgrim estimates it will need approximately $1.315 billion to complete the Offer. Borrowings under Pilgrim’s financing commitments are subject to a number of conditions. In particular, the bridge financing commitment provided by Lehman Brothers contains an unusual condition that allows Lehman Brothers to withdraw its commitment if it becomes aware of facts that, in its reasonable judgment, may have a material adverse significance with respect to the value of Gold Kist or that may result in a material diminution of the value of Gold Kist’s Common Stock or the benefits expected to be derived by Pilgrim as a result of the acquisition. Thus, if Lehman Brothers simply “becomes aware of facts” that, in the judgment of Lehman Brothers, make Gold Kist a less desirable target in any material way, Lehman Brothers may terminate its financing obligation. Such a subjective condition is tantamount to a “due diligence” condition, which is highly unusual for the acquisition of a publicly traded company and leaves Gold Kist stockholders with an unusual degree of uncertainty regarding the true availability of the financing necessary to consummate the Offer.

•	Debt Refinancing. In order to pay expenses related to the Offer, Pilgrim would need to refinance both its debt, as well as the debt of Gold Kist. In connection with this refinancing, Pilgrim will be forced to pay a significant “make-whole” premium in connection with the redemption of Gold Kist’s 10 1/4% Senior Notes.

•	Pilgrim Must Remain in Compliance with its Debt Covenants. To incur the indebtedness necessary to consummate the Offer, Pilgrim must remain in compliance with its covenants under its senior secured credit facility with CoBank, ACB. It is a condition to borrowing under the CoBank credit facility that no default or event of default exist under the credit agreement. (Further, it is a condition to funding under the Lehman Brothers bridge financing commitment that Pilgrim obtain at least $600 million of funds under the CoBank facility.) However, there are an unusual number of financial covenants under the CoBank credit agreement with which Pilgrim must comply to incur such indebtedness including the following: (i) a leverage ratio test; (ii) a tangible net worth test; (iii) a current ratio test; (iv) a net tangible assets to total liabilities test; (v) a fixed charge coverage test; and (vi) a net working capital ratio test. Pilgrim must remain in compliance with all of these tests before it may incur the necessary indebtedness to consummate the Offer.

•	Minimum Tender Condition. The Offer is conditioned upon the satisfaction of the minimum tender condition. Specifically, there must be validly tendered and not withdrawn before the Offer expires Common Stock of Gold Kist that constitutes at least a majority of the outstanding shares of Common Stock.

•	Stockholder Rights Agreement Condition. The Board must have redeemed the Rights issued under the Rights Agreement or Pilgrim must be satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the proposed merger of Pilgrim Sub with and into Gold Kist following the completion of the Offer. Please see Item 4 “Stockholder Rights Agreement” for a description of the Rights and the Rights Agreement.

•	Business Combination Condition. The Board must have approved the Offer and the proposed merger pursuant to Section 203 of the Delaware General Corporation Law, or Pilgrim must be satisfied in its sole discretion that Section 203 does not apply to or otherwise restrict the Offer and the proposed merger. The Board has determined not to approve the Offer at this time. Please see Item 8 “Delaware Business Combination Statute” for a description of Section 203 of the Delaware General Corporation Law.

•	No Material Adverse Change Condition. This overly broad condition provides that no event, circumstance, change or effect occurs or is threatened that, individually or in the aggregate with any other events, circumstances, changes and effects occurring after the date of the Offer is or may be materially adverse to the business, condition (financial or otherwise), assets, liabilities, capitalization, prospects, operations or results of operations of the Company or any of its affiliates that, in Pilgrim’s judgment, is or may be materially adverse to the Company or any of its affiliates, or Pilgrim becomes aware of any facts that, in its judgment, have or may have material adverse significance with respect to the value of the Company or any of its affiliates or result or may result in a material diminution of the value of the Common Stock or the benefits expected to be derived by Pilgrim or any of its affiliates as a result of the transactions contemplated by the Offer and the proposed merger.

•	No Unusual Event Condition. This overly broad condition provides that no change (or any condition, event or development involving a prospective change) has occurred or is threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that is or in Pilgrim’s judgment might be materially adverse to the Company or any of its affiliates or has or might have material adverse significance with respect to the value of the Company or any of its affiliates or results or may result in a material diminution of the value of the Common Stock or the benefits expected to be derived by Pilgrim as a result of the transactions contemplated by the Offer and the proposed merger.

•	Antitrust and Other Regulatory Conditions. The applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable similar foreign laws or regulations must have expired or been terminated; there must not be any rule, regulation or other interpretation enacted, promulgated, amended, issued or deemed applicable that would trigger the Litigation Condition (as defined below); each required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall have been obtained on terms satisfactory to Pilgrim.

•	Tender of Gold Kist Senior Notes. There must be validly tendered and not withdrawn before the Offer expires Gold Kist 10 1/4% Senior Notes due 2014 that constitute at least a majority of the outstanding principal amount of Gold Kist’s Senior Notes. Pilgrim is also soliciting consents to amend the Indenture dated as of March 10, 2004, among the Company, certain subsidiaries of the Company as guarantors and U.S. Bank National Association as trustee (the “Indenture”), to eliminate or modify the restrictive covenants and events of defaults under the Indenture. For a description of the Board of Director’s response to the Senior Notes tender offer, please see Exhibit (a)(5).

•	No Litigation. There must not be any pending, threatened or instituted suit or investigation against Pilgrim challenging the Offer or otherwise hindering Pilgrim’s ability to consummate the Offer (the “Litigation Condition”). The Company has filed suit against Pilgrim challenging the legality of its nominees and Pilgrim’s disclosures regarding the Offer, requesting that Pilgrim be enjoined from soliciting proxies on behalf of its slate of directors and be required to withdraw the Offer or amend its disclosure, and requesting that Pilgrim be enjoined from violating the federal securities laws. For more information on this lawsuit, please see Item 8 “Litigation Matters.”

•	A number of the conditions to the Offer have not been satisfied, and Pilgrim would be required to waive them. Therefore, there is a high degree of uncertainty that the Offer would be consummated. The uncertainty of the Offer is of a particular concern because pursuing a transaction with Pilgrim would likely disrupt Gold Kist’s business by causing uncertainty among current and potential employees, producers, suppliers, customers and other constituencies important to Gold Kist’s success. This heightens the competitive risk to Gold Kist if the Offer is not consummated.

In summary, the Board concluded that Gold Kist and its stockholders are positioned to realize the benefits of the significant investments it has made during the past several years under its current business plan as the market emerges from the industry’s down cycle. Consequently, the Board of Directors believes that the Offer is inconsistent with the Board’s objective of maximizing stockholder value and that Gold Kist, by reviewing strategic alternatives and continuing to execute its long-term strategy, can better enhance stockholder value.

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and recommendations. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Gold Kist and based upon the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board of Directors considered, the members of the Board of Directors did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board of Directors was made after considering the totality of the information and factors involved. In addition, individual members of the Board of Directors may have given different weight to different factors.

Gold Kist’s Value-Enhancing Strategic Plan

The following is a summary of material aspects of the Company’s strategic plan referenced throughout this Schedule 14D-9.

Expansion of Value-Added Products. Gold Kist is focusing its growth efforts on value-added products. The contracts for the sale of these products typically have longer terms than contracts for the sale of minimally processed products and typically include elements of fixed or cost-plus pricing. As a result, Gold Kist believes that increased sales of value-added and further-processed products will result in less volatility in the prices at which the Company sells its products. These growth efforts include expenditures for expansion of further processing capacity, technological advances in its poultry production and processing operations, and expanded chill pack capacity. Gold Kist has created and launched new and innovative value-added and further-processed products in close coordination with the Company’s retail and foodservice customers. Since October 2004, the percentage of value-added sales as a percentage of total sales has increased from 44.7% to 58.8% as of the end of the third-quarter of fiscal 2006. The focus within the value-added sector is on superior customer service, innovation and quality. Gold Kist continues to achieve significant sales growth in the value-added area utilizing a team approach to sales that includes food safety, quality assurance and product innovation experts. It is the Company’s belief that those accomplishments have helped Gold Kist’s recent performance in the latest industry downturn.

Facility Expansion, Product Line Enhancement and Cost Reduction Strategy. Gold Kist has continued to execute its disciplined long-term strategic plan in the midst of Pilgrim’s unsolicited proposals by expanding key facilities that will allow it to produce additional value-added products.

Gold Kist will celebrate the official opening of a $70 million, 180,000 square foot expansion of its Live Oak, Florida poultry processing facility on November 2, 2006. The expansion is the largest single investment that Gold Kist has ever made in a facility. It doubles the plant’s capacity to produce value-added products and allows Gold Kist to support the tremendous growth of its private label retail customers. At Live Oak, Gold Kist has automated its weigh/price/label operations, which is anticipated to reduce annual labor costs by $1 million. The expansion also utilizes an advanced robotic product inventory and order processing system that is designed to ensure proper product rotation and rapid assembly of customers’ orders. This system is essential to facilitate multiple private label product lines for a diverse private label customer base. A similar system also is being successfully used at the Guntersville processing plant and has resulted in a reduction of annual labor costs of approximately $600,000.

Part of the Live Oak plant’s expansion includes the addition of new air chilling technology that cools the chickens using filtered cold air rather than water immersion. Using this technology, Gold Kist will process chickens that are antibiotic-free and raised on an all-vegetable diet. Gold Kist is the first major chicken processor in the United States to offer this antibiotic-free, air chilled premium product line, which will be marketed first by Publix Super Markets under the GreenWise MarketTM label. Gold Kist will also launch a new Nature SelectTM line that features these products. This air chilling process reduces the water absorption that occurs during the traditional water cooling process, while retaining the natural flavor, texture and tenderness of the chicken. In addition, the expanded facility uses state-of-the-art technology for food safety and product logistics. Gold Kist also plans to introduce a similar product line for national restaurant chains and other foodservice customers. The expansion is an integral part of Gold Kist’s strategic plan to increase production of value-added products and builds on Gold Kist’s success as the industry leader in private label products.

Gold Kist also opened a $30 million, 80,000 square foot expansion in Guntersville, Alabama on September 26, 2006. The completion of this plant expansion is another important step in executing Gold Kist’s strategic plan to increase the production of value-added products and to build on its strong reputation of providing innovative products to Gold Kist’s rapidly growing, private label customers. The expansion provides space for new packing equipment for production of the Gold Kist Fridge-to-Freezer PakTM, which was introduced last year in Costco Club Stores. This innovative package is in response to consumers’ demand for more convenient products. The new package provides fresh chicken parts, such as boneless skinless breasts, in small, individual, vacuum-sealed pockets. The leak-proof pockets can be easily separated so that unused portions can be refrigerated or frozen without additional handling or rewrapping.

The expansion of the Live Oak and Guntersville retail packaging plants and the attendant product mix changes are estimated to increase total Company revenue by approximately 3% and operating income by $15 million by the end of fiscal year 2008. Also, this expansion will provide sufficient capacity to increase production by another 25% at the Live Oak facility, when needed, with little incremental capital expenditures.

Gold Kist also continues to lower its production costs with, among other initiatives, the consolidation of two feed mills in North Georgia which resulted in annual savings of $2 million and the installation of 20 high-speed evisceration lines at 10 plants which have reduced annual operating costs by $10 million. In addition, the Company has demonstrated industry leadership and vision with its investment in ownership of grain elevators in the Midwest to assure a supply of corn to its feed mills and its investment in a state-of-the-art environmentally friendly crane to off-load barge corn and soybean meal at its Guntersville river terminal.

Sales, Technology and R&D. Over the last few years, Gold Kist has changed its sales focus to develop value-added business through private label retail, the retail deli and large national accounts in the foodservice and industrial markets. Gold Kist has implemented programs to enhance these strategies by becoming even more customer centered and continuing to develop and expand its “Endeavor for Excellence” program to include a comprehensive Six Sigma continuous improvement program. In addition to “Endeavor for Excellence,” Gold Kist is implementing “Project Max,” a new enterprise resource planning system that will augment significantly Gold Kist’s production planning and costing capabilities. This system is designed to reduce packaging waste, increase productivity, optimize product mix, improve labor utilization and facilitate inventory management. The

Company anticipates a $15 million annual savings once the full system, including the advanced planning module, is in place.

Gold Kist has made changes in its R&D department and the quality assurance team to deliver superior execution and customer service. This has made Gold Kist more competitive in value-added sales. The Company’s expanded product development team allows it to quickly recommend new products and packaging that use new ideas and new technologies. By assigning product leaders to specific accounts, Gold Kist provides a dedicated focus to its key accounts. Gold Kist has also created an Innovation Team comprised of marketing, R&D, engineering, purchasing and sales to bring new projects like the Fridge-to-Freezer PakTM and air-chilled chickens to market. The team is working on several unique products that are consistent with the type of revolutionary change that it has seen in the Fridge-to-Freezer PakTM.

Customer Segments. A key element of Gold Kist’s disciplined strategic plan is to build long-term, business-to-business relationships with key retail, foodservice and industrial accounts, which would allow the Company to reduce the amount of commodity product sold to traders, smaller poultry distributors and non-integrated further processors. Gold Kist’s strategic advantage for success in this effort is its continuing ability to develop and retain experienced sales and operations people who understand poultry technology and operations better than the Company’s competitors. By doing this, Gold Kist is able to identify the needs of its customers and offer them new and innovative solutions. Gold Kist has the resources of a large company but reacts with the speed and attitude of a small company to quickly bring new solutions to market.

Retail. Gold Kist’s strategic decision to build its fresh retail business in the faster growing private label segment is working. At the end of the third quarter of fiscal 2006, private label business has increased 17.3% in pounds sold compared to the same period in fiscal 2005. Much of the Company’s retail marketing and sales effort and current capital spending continue to be focused on meeting the needs of Gold Kist’s largest customers. The retail capacity expansions at Guntersville and Live Oak will allow the Company to meet the needs of its key customers for the next few years.

The goals for retail fresh chicken sales include developing a new and complete line of antibiotic-free, air chilled chicken products for large accounts. Gold Kist will take advantage of its strength in the retail segment and expects to capture a significant portion of the frozen processed chicken category. Gold Kist has an opportunity to develop complete retail programs with a number of customers.

Foodservice. Gold Kist’s foodservice sales group continues to maintain its long-standing relationships with all of the major fast food chicken chains. Restructured responsibilities make this sales group accountable for both fresh and further processed products. Gold Kist will continue to meet the demands of current major customers for small chickens used by fast food customers and improve its results in this segment. The goal is to sell out all products in a value-added form. Gold Kist expects to increase its total chicken volume with its fast food chicken accounts. These customers continue to grow by adding new boneless chicken products like strips and boneless wings to their menus.

National & Industrial Accounts. This sales group is helping Gold Kist capture a larger part of the national food service chain business as well as major industrial accounts that are using chicken as an ingredient in their frozen food products. Gold Kist is continuing to build closer ties with fast growing regional and national restaurant chains for both Gold Kist’s fresh and further-processed products. Gold Kist’s private label strategy has led to significant growth in the industrial prepared meal segment since Gold Kist is not a direct competitor with most prepared meal brands. This type of direct sales approach has worked well over the last three years. Gold Kist has penetrated the casual dining market and is now the primary poultry supplier to a number of restaurant chains with plans to expand that market share. The Company has also won quality and cost savings awards from major industrial accounts including the 2006 Supplier of the Year from Heinz.

Distributor Foodservice. Gold Kist’s strategy to develop a strong business partnership with major food service distributors is continuing. This plan improves the Company’s integration of fresh and further processed sales to these major accounts. Gold Kist also continues to develop its major customer base in the school segment where it is strong and has experienced positive growth. Gold Kist is also developing improved and innovative new chicken products for these markets in order to meet the needs for better nutrition to improve child wellness and reduce childhood obesity.

Export. Gold Kist intends to continue to be a major exporter of chicken products to key international markets exporting to more than 60 countries during the past fiscal year. Gold Kist has the capability to export any frozen product that it produces. The line of products for export includes leg quarters, thighs, drum portions, large and jumbo paws, whole wings, mid-joints and tips, flippers/tips, drumettes, whole frozen chickens (with or without giblets), seasoned or marinated products and cut-up chicken. Gold Kist’s major export markets are Russia and Eastern Europe, China and the Pacific Rim, the Middle East, South and Central America and the Caribbean Islands, including Cuba. United States chicken exports are expected to increase three percent in 2006. Gold Kist expects its export volumes to continue to improve in the 2007 fiscal year.

Industry Consolidation. Chicken processing has consolidated significantly, and this trend is expected to continue and accelerate in the future. Gold Kist’s strategic plan includes an acquisition strategy made possible by its strong balance sheet and public stock currency. The Company is currently considering and expects to have opportunities over the next few years to acquire companies, both domestically and internationally. As with Gold Kist’s organic growth, emphasis will be on companies with significant further processing capacity.

Stockholder Rights Agreement

With its stockholders’ interests in mind, and like many companies, Gold Kist has taken measures to protect its value for its stockholders. One of these measures is the Rights Agreement , which is similar to rights agreements adopted by many other public companies. The purpose of the Rights Agreement is to prevent third parties from opportunistically acquiring Gold Kist in a transaction that the Gold Kist Board of Directors believes is not in the best interests of Gold Kist’s stockholders. The Rights Agreement was adopted in 2004 in connection with Gold Kist’s conversion from a cooperative marketing association to a corporation. The Rights Agreement was not adopted in response to any specific acquisition proposal or discussions with third parties. The Rights Agreement requires any party seeking to acquire 20% or more of the outstanding Common Stock to obtain the approval of the Gold Kist Board or else the Rights held by Gold Kist stockholders other than the acquiror become exercisable for Common Stock or preferred stock of Gold Kist, or common stock of the acquiror, at a discounted price that would make the acquisition prohibitively expensive. At its meeting on October 6, 2006, the Gold Kist Board, to preserve its ability to amend or redeem the Rights in appropriate circumstances in the future, indefinitely extended the Separation Time (as defined in the Rights Agreement ) triggered by the Offer. The Gold Kist Board believes the Rights Agreement has helped the Company’s stockholders at this time by effectively preventing Pilgrim from opportunistically acquiring Gold Kist at a price that the Gold Kist Board believes is inadequate for the reasons discussed above.

Recommendation of the Board

In light of the factors described above, the Board of Directors and the Special Committee each has separately and unanimously determined that the Offer is not in the best interests of Gold Kist’s stockholders. Therefore, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their shares to Pilgrim for purchase pursuant to the Offer.

(c) Intent to Tender

To the best knowledge of Gold Kist, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/assets, Retained, Employed, Compensated or Used.

The Board of Directors has retained Merrill Lynch and Gleacher as its financial advisors in connection with, among other things, Gold Kist’s analysis and consideration of, and response to, the Offer. Both financial advisors will be paid customary fees for such services, will be reimbursed for their respective reasonable out-of-pocket expenses (including fees and disbursements of their respective legal counsel), and will be indemnified against certain liabilities relating to or arising out of the engagement.

The Company also has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with Gold Kist’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie for such services. In addition, Gold Kist has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

The Company has retained Brunswick Group as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Brunswick Group for its out-of-pocket expenses arising out of or in connection with the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

(a) Except as described below, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price
Dan Smalley-Director	August 21, 2006	Sale (pursuant to a pre-established 10b5-1 plan)	30,000	$19.08-19.20
Jeffery Henderson-Director	August 21, 2006	Sale (pursuant to a pre-established 10b5-1 plan)	16,650	$19.15-19.20

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) As part of the Board of Directors’ review of strategic alternatives to maximize stockholder value, the Special Committee is engaged in preliminary discussions with certain parties that relate to or could result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Special Committee is conducting. Accordingly, the Board of Directors has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

(b) The Board of Directors, at a meeting held on August 29, 2006, formed a committee of independent directors (the “Special Committee”), comprised of R. Randolph Devening (Chairman), A.D. Frazier, Jr., and W. Wayne Woody. The Board charged the Special Committee to evaluate Gold Kist’s strategic plans and potential alternatives to maximize stockholder value and to consider and negotiate, on behalf of the Company and the Board of Directors itself, the terms of any potential strategic transaction involving the Company and to retain consultants, financial advisors, counsel or other advisors to the Company and the Special Committee as the Special Committee deems necessary. The Board of Directors also charged the members of the Special Committee with evaluating and assessing the terms of Pilgrim’s public proposal on August 18, 2006 regarding a business combination in consultation with the financial and legal advisors engaged by Gold Kist, and to make a final recommendation to the full Board of Directors regarding the Offer.

Item 8. Additional Information.

Litigation Matters

Gold Kist filed a lawsuit on October 12, 2006 in the United States District Court for the Northern District of Georgia seeking to enjoin Pilgrim from proceeding with its proposed solicitation of Gold Kist stockholders to add Pilgrim’s own officers to the Board of Directors of Gold Kist and to enjoin Pilgrim from continuing to violate the federal securities laws. The lawsuit alleges that Pilgrim’s attempt to add nine of its own officers to the Board of Directors of Gold Kist would, if successful, violate Section 8 of the Clayton Act, which prohibits officers and directors from sitting on the Board of Directors of a competitor. The lawsuit also alleges violations of the SEC’s proxy and tender offer rules by Pilgrim for failing to disclose to Gold Kist stockholders that the election of the Pilgrim nominees would violate the Clayton Act. Gold Kist believes Pilgrim is not permitted to submit an alternative slate of nominees under Gold Kist’s by-laws and Delaware law. A copy of the complaint has been filed as Exhibit (a)(4).

Specifically, the lawsuit alleges, among other things:

•	Section 8 of the Clayton Act prohibits director and officer interlocks between competing corporations of the size of Pilgrim and Gold Kist, and Section 16 of the Clayton Act (15 U.S.C.A. § 26) authorizes the court to preliminarily and permanently enjoin efforts to violate Section 8. This antitrust violation raises clear obstacles to Pilgrim’s attempt to control the Board of Directors of Gold Kist and would substantially affect the value of Gold Kist shares if the vote were allowed to proceed.

•	The election of the Pilgrim nominees to the Board of Directors of Gold Kist will result in the exact harm that Section 8 is intended to prevent—unless enjoined, Pilgrim, a direct and significant competitor of Gold Kist, would have access to Gold Kist’s competitively sensitive information, would be able to deprive Gold Kist of its competitive independence, and would be able to coordinate competitive decisions, such as pricing and output, with those of Gold Kist.

•	The election of Pilgrim nominees to the Board of Directors of Gold Kist would also create potential antitrust liability for Gold Kist under Section One of the Sherman Act, which raises a substantial likelihood of a detrimental effect on Gold Kist’s ability to conduct its business and have a detrimental effect on its share price.

•	Although Pilgrim has disclosed its slate of directors, its intent to gain control of the Gold Kist Board, and its hostile tender offer, it has done so while concealing the fact that its nominees are prohibited by Section 8 of the Clayton Act from serving on the Gold Kist Board of Directors.

•	Pilgrim has even included the election of its officers as a condition of the Offer, but has not disclosed in any of its filings with the SEC the material fact that the Pilgrim slate is barred by Section 8 of the Clayton Act from serving on the Gold Kist Board of Directors, which in turn, violates the Exchange Act.

The lawsuit seeks the following relief:

•	Enjoining Pilgrim from continuing to violate the Clayton Act and the Exchange Act.

•	Enjoining Pilgrim, its agents, employees and anyone acting on its behalf from taking any action in furtherance of soliciting proxies in favor of Pilgrim’s slate of nominees to the Gold Kist Board of Directors.

•	Ordering Pilgrim and its agents, employees and anyone acting on its behalf to immediately withdraw their Notice, the proposals contained therein, and proxy materials.

•	Enjoining Pilgrim and its agents, employees and anyone acting on its behalf from continuing to violate the federal securities laws by failing to disclose in its Schedule TO and other filings with the SEC the illegality of Pilgrim’s proxy solicitation regarding its slate of nominees, from making false and misleading disclosures, and from otherwise making illegal stockholder proposals.

•	Ordering Pilgrim to immediately withdraw its hostile tender offer permanently, or at a minimum until corrective disclosures are made in all of its SEC filings discussed in the Complaint pursuant to Sections 14(a), (d) and (e) of the Exchange Act and the rules and regulations promulgated thereunder.

•	Enjoining Pilgrim and its agents, employees and anyone acting on its behalf from making future proposals to Gold Kist in violation of Section 8 of the Clayton Act, from voting any shares of Gold Kist that they may own or control in favor of their illegal proposal or any other illegal proposal; and from violating the Exchange Act and the rules and regulations promulgated thereunder.

Board Action Regarding Stockholder Rights Agreement

At its meeting on October 6, 2006, the Board took action, as permitted by the Rights Agreement, to postpone the Separation Time (as defined in the Rights Agreement), which otherwise would be triggered by the Offer, until such other time as the Board shall designate by subsequent action.

Delaware Business Combinations Statute

Gold Kist is subject to the provisions of Section 203 (the “Delaware Business Combinations Statute”) of the Delaware General Corporation Law (the “DGCL”) which imposes certain restrictions upon business combinations involving Gold Kist. The following description is not complete and is qualified in its entirety by reference to the provisions of the Delaware Business Combinations Statute. In general, the Delaware Business Combinations Statute prevents a Delaware corporation such as Gold Kist from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the merger proposed by Pilgrim and potentially certain components of Pilgrim’s debt financing arrangements) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Delaware Business Combinations Statute, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Delaware Business Combinations Statute in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Delaware Business Combinations Statute is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Gold Kist’s Certificate of Incorporation nor Bylaws exclude Gold Kist from the coverage of the Delaware Business Combinations Statute. Unless Pilgrim’s acquisition of 15% or more of the Gold Kist Common Stock is approved by the Gold Kist Board of Directors before the Offer closes, the Delaware Business Combinations Statute will prohibit consummation of the proposed merger for a period of three years following consummation of the Offer unless each proposed business combination (including, the merger proposed by Pilgrim and potentially certain components of Pilgrim’s debt financing arrangements) is approved by the Gold Kist Board of Directors and 66 2/3% of the Gold Kist stockholders, excluding Pilgrim, or unless Pilgrim acquires at least 85% of the Common Stock in the Offer. The provisions of the Delaware Business Combinations Statute would be satisfied if, prior to the consummation of the Offer, the Gold Kist Board of Directors approves the Offer.

Pilgrim has requested the Board of Directors of Gold Kist to approve the Offer and the proposed merger and has made such approval a condition to the consummation of the Offer and the proposed merger. The Board of Directors has rejected this request.

“Appraisal Rights.” Holders of the Common Stock do not have appraisal rights as a result of the Offer. However, if the proposed merger is consummated, holders of the Common Stock in connection with the proposed merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Common Stock. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Common Stock could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Common Stock. The value so determined could be more or less than the price per share to be paid in the proposed merger.

Delaware Law. The proposed merger would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. Pilgrim would be a controlling stockholder if the holders of at least a majority of the Common Stock accept the Offer, which acceptance is a condition to Pilgrim’s consummation of the Offer and the proposed merger. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. If Pilgrim’s nominees were elected to the Board of Directors it would not have a Board made up of a majority of independent directors.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going-private” transactions and may under certain circumstances be applicable to the proposed merger. According to information provided by Pilgrim to the Gold Kist stockholders, Pilgrim does not believe that Rule 13e-3 will be applicable to the proposed merger unless the proposed merger is consummated more than one year after the termination of the Offer. However, if Pilgrim’s nominees were elected to the Board of Directors, Gold Kist believes that Rule 13e-3 under the Exchange Act would be applicable to Pilgrim’s proposed merger with Gold Kist.

If applicable, Rule 13e-3 would, among other things, require that the parties to the merger determine whether the merger is fair to Gold Kist stockholders and provide enhanced disclosure concerning the fairness of the transaction to Gold Kist stockholders. This disclosure is required because of the conflict of interest that would exist in any potential transaction with Pilgrim because its nominees are officers of Pilgrim.

Forward-Looking Statements. This Schedule 14D-9 contains “forward-looking statements” as defined in the federal securities laws regarding Gold Kist’s beliefs, anticipations, expectations or predictions of the future, including statements relating to the Company’s strategies of expanding its private label and value-added businesses, improving operating efficiencies, and becoming an industry consolidator, positioning to capitalize on improving market conditions, improvements in market conditions, and the Company’s ability to successfully execute on its long-term strategic plan. These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include market conditions for finished and value-added products including competitive factors and the supply and pricing of alternative meat proteins; effectiveness of the Company’s sales and marketing programs; disease outbreaks affecting chicken production, demand and/or marketability of its products; uncertainties relating to fluctuations in the cost and availability of raw materials, such as feed ingredients; risks associated with effectively executing risk management activities; changes in the availability and relative costs of labor and contract growers; effectiveness of the Company’s capital expenditures and other cost-savings measures; contamination of products, which can lead to product liability and product recalls; access to foreign markets together with foreign economic conditions; acquisition activities and the effect of completed acquisitions; pending or future litigation; the ability to obtain additional financing or make payments on the Company’s debt; regulatory developments, industry conditions and market conditions; and general economic conditions; as well as other risks described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended October 1, 2005, and subsequently filed Quarterly Reports on Form 10-Q. Gold Kist undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit No.	Document

(a)(1)	Press Release dated October 12, 2006—Gold Kist Board Response to Offer

(a)(2)	Letter to Stockholders dated October 12, 2006

(a)(3)	Excerpts from 2006 Proxy Statement filed with the SEC on December 15, 2005

(a)(4)	Complaint filed October 12, 2006—Gold Kist Inc., v. Pilgrim’s Pride Corporation, et al.

(a)(5)	Press Release dated October 12, 2006—Gold Kist Board Response to Debt Tender Offer

(a)(6)	Letter to Suppliers dated October 12, 2006

(a)(7)	Letter to Producers dated October 12, 2006

(a)(8)	Email to Employees sent on October 12, 2006

(a)(9)	Email to Customers sent on October 12, 2006

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2006

GOLD KIST INC.

By:	/S/: JOHN BEKKERS
(President and Chief Executive Officer)